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                                                          SEC FILE NO. 000-51443
                                                           CUSIP NO. 75382A 10 7

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check   One): Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q |X| Form 10D
         [ ] Form N-SAR [ ] Form N-CSR [ ]

For Period Ended: JUNE 30, 2007

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended: ________________________


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                               EXPLANATORY NOTE

         The purpose of this amendment is to correct typographical errors that were contained in the Part IV discussion of anticipated financial results for the quarter and six months ended June 30, 2007.

                                     PART I
                             REGISTRANT INFORMATION

RAPTOR NETWORKS TECHNOLOGY, INC.
--------------------------------------------------------------------------------
Full Name of Registrant:

Former Name if Applicable

1241 E. DYER ROAD, SUITE 150
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

SANTA ANA, CALIFORNIA 92705
--------------------------------------------------------------------------------
City, State and Zip Code

                                     PART II
                            RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

         THE REGISTRANT ENGAGED A NEW INDEPENDENT PUBLIC ACCOUNTING FIRM IN JULY 2007. THE REGISTRANT WAS UNABLE TO FILE ITS QUARTERLY REPORT ON FORM 10-QSB IN A TIMELY MANNER WITHOUT UNREASONABLE EFFORT OR EXPENSE BECAUSE THE REGISTRANT HAS CONCLUDED THAT THE REGISTRANT'S FINANCIAL STATEMENTS FOR THE QUARTERS ENDED MARCH 31, 2007 AND SEPTEMBER 30, 2006 AND THE YEAR ENDED DECEMBER 31, 2006 SHOULD NO LONGER BE RELIED UPON BECAUSE THEY CONTAIN AN ERROR WITH REGARD TO THE
 ACCOUNTING TREATMENT RELATING TO THE REGISTRANT'S CONVERTIBLE NOTE PRIVATE PLACEMENT FINANCING TRANSACTIONS CONDUCTED IN JULY 2006 AND JANUARY 2007. THE REGISTRANT ANTICIPATES DELAYING THE FILING OF ITS QUARTERLY REPORT FOR JUNE 30, 2007 UNTIL THE REGISTRANT FILES RESTATED FINANCIAL STATEMENTS IN ORDER TO CORRECT THE ERROR IN THE PREVIOUS FILINGS REFERENCED ABOVE.

         IN THE JULY 2006 FINANCING TRANSACTION, THE REGISTRANT ISSUED 2-YEAR SENIOR CONVERTIBLE NOTES AND WARRANTS TO PURCHASE SHARES OF THE REGISTRANT'S COMMON STOCK FOR GROSS PROCEEDS OF $5,000,000. IN ACCORDANCE WITH ACCOUNTING GUIDELINES, THE REGISTRANT TREATED THIS FINANCING AS DEBT AND CALCULATED AN INITIAL AGGREGATE FAIR MARKET VALUE FOR THE CONVERSION FEATURES AND WARRANTS IN THE AGGREGATE AMOUNT OF $7,499,794 ("INITIAL AGGREGATE JULY VALUE"). THE REGISTRANT RECORDED THE AMOUNT BY WHICH THE INITIAL AGGREGATE JULY VALUE EXCEEDED THE $5,000,000 FACE VALUE OF THE NOTES ("JULY EXCESS AMOUNT") AS A DEBT DISCOUNT ASSET OF $2,499,794 ON THE BALANCE SHEET, AND WAS AMORTIZING THE
JULY EXCESS AMOUNT TO OTHER EXPENSE OVER THE LIFETIME OF THE NOTES. HOWEVER, ON AUGUST 14, 2007, THE REGISTRANT CONCLUDED, AFTER FURTHER REVIEW OF RELEVANT ACCOUNTING LITERATURE, INCLUDING PARAGRAPH 6 OF EITF 98-5, WHICH STATES THAT
THE AMOUNT OF THE DISCOUNT ASSIGNED TO A BENEFICIAL CONVERSION FEATURE IS LIMITED TO THE AMOUNT OF THE PROCEEDS ALLOCATED TO THE CONVERTIBLE INSTRUMENT, THAT THE JULY EXCESS AMOUNT SHOULD HAVE BEEN EXPENSED IN JULY 2006 RATHER
THAN CAPITALIZED AS A DEBT DISCOUNT ASSET. ACCORDINGLY, THE REGISTRANT ANTICIPATES THAT THE RESTATED FINANCIAL STATEMENTS WILL INCLUDE
RECORDATION OF AN ADDITIONAL NET NON-CASH CHARGE OF $2,291,478 AND $1,979,004 FOR THE QUARTER ENDED SEPTEMBER 30, 2006 AND THE YEAR ENDED DECEMBER 31, 2006, RESPECTIVELY, TO OTHER EXPENSE AND WILL ELIMINATE THE RECORDATION AND AMORTIZATION OF A DEBT DISCOUNT ASSET. ACCORDINGLY, THE REGISTRANT ESTIMATES THAT ITS RESULTANT NET LOSS FOR THE QUARTER ENDED SEPTEMBER 30, 2006 WILL INCREASE BY $2,291,478 TO $4,628,161 AND THE RESULTANT NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2006 WILL INCREASE BY $1,979,004 TO $19,078,578.

         IN JANUARY 2007, THE REGISTRANT RESTRUCTURED ITS JULY 2006 FINANCING, WHICH RESULTED IN AN INCREASE IN THE FACE VALUE OF THE CONVERTIBLE NOTES FROM $5,000,000 TO $7,204,909 AND THE ISSUANCE OF REPLACEMENT AND ADDITIONAL WARRANTS TO PURCHASE SHARES OF THE REGISTRANT'S COMMON STOCK, WITH NO ADDITIONAL CASH PROCEEDS TO THE REGISTRANT. CONCURRENTLY WITH THE RESTRUCTURING, THE REGISTRANT ISSUED AN ADDITIONAL $1,600,000 SENIOR CONVERTIBLE NOTE DUE JULY 31, 2008 AND WARRANTS TO PURCHASE COMMON STOCK IN EXCHANGE FOR PROCEEDS OF $1,600,000, BRINGING THE TOTAL FACE VALUE OF THE REPLACEMENT AND NEW NOTES ISSUED IN JANUARY 2007 TO $8,804,909. IN ACCORDANCE WITH RELEVANT ACCOUNTING GUIDELINES, INCLUDING EITF 96-19, THE REGISTRANT DETERMINED THAT THE JANUARY 2007 FINANCING ARRANGEMENTS DIFFERED SUBSTANTIALLY FROM THE JULY 2006 FINANCING ARRANGEMENTS AND THEREFORE EXTINGUISHED THE VARIOUS ELEMENTS OF THE JULY 2006 FINANCING BY RECORDING A $9,649,975 GAIN ON EXTINGUISHMENT ON ITS CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE QUARTER ENDED MARCH 31, 2007. THE REGISTRANT ALSO WROTE OFF THE $1,921,885 REMAINING ON ITS BALANCE SHEET AT THE TIME ATTRIBUTABLE TO THE PREVIOUSLY RECORDED DEBT DISCOUNT ASSET. THE REGISTRANT ANTICIPATES THAT THE RESTATED FINANCIAL STATEMENTS IT WILL PREPARE FOR THE QUARTER ENDED MARCH 31, 2007 WILL REVERSE THE $1,921,885 CHARGE THAT WAS RECORDED ON THE MARCH 31, 2007 CONSOLIDATED STATEMENT OF OPERATIONS AND AS A RESULT INCREASE THE GAIN ON EXTINGUISHMENT TO $11,571,860 FOR THE FIRST QUARTER OF 2007.

         THE REGISTRANT CALCULATED THE FAIR MARKET VALUE OF THE EMBEDDED CONVERSION FEATURES AND ATTACHED WARRANTS ISSUED IN THE JANUARY 2007 RESTRUCTURING AND FINANCING AND ARRIVED AT AN INITIAL AGGREGATE VALUE OF $27,138,117 ("INITIAL AGGREGATE JANUARY VALUE"). THE REGISTRANT RECORDED THE AMOUNT BY WHICH THE INITIAL AGGREGATE JANUARY VALUE EXCEEDED THE $8,804,909 FACE VALUE OF THE NOTES ("JANUARY EXCESS AMOUNT") AS A DEBT DISCOUNT ASSET OF $18,333,208 ON THE BALANCE SHEET, AND WAS AMORTIZING THE JANUARY EXCESS
AMOUNT TO OTHER EXPENSE OVER THE LIFETIME OF THE NOTES. HOWEVER, AS DESCRIBED ABOVE WITH RESPECT TO THE JULY EXCESS AMOUNT, THE REGISTRANT CONCLUDED ON AUGUST 14, 2007 THAT THE JANUARY EXCESS AMOUNT SHOULD HAVE BEEN EXPENSED IN JANUARY 2007 RATHER THAN CAPITALIZED AS A DEBT DISCOUNT ASSET. ACCORDINGLY, THE REGISTRANT ANTICIPATES THAT THE RESTATED FINANCIAL STATEMENTS IT WILL PREPARE FOR THE QUARTER ENDED MARCH 31, 2007 WILL ALSO INCLUDE RECORDATION OF A NET NON-CASH CHARGE TO OTHER EXPENSE OF $15,855,749, WHICH IS NET OF AMORTIZATION, AND WILL ELIMINATE THE RECORDATION AND AMORTIZATION OF A DEBT DISCOUNT ASSET. ACCORDINGLY, THE REGISTRANT ESTIMATES THAT ITS NET LOSS FOR THE QUARTER ENDED MARCH 31, 2007 WILL INCREASE BY $13,933,864 TO $30,974,987. THE REGISTRANT INTENDS TO FILE WITH THE COMMISSION A CURRENT REPORT ON FORM 8-K TO INCLUDE ADDITIONAL DETAILS REGARDING THIS MATTER.

         BECAUSE THE REGISTRANT'S RESTATED FINANCIAL STATEMENTS HAVE NOT YET BEEN PREPARED AND ARE SUBJECT TO RE-AUDIT, THE INFORMATION NOTED ABOVE IS SUBJECT TO CHANGE.


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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

BOB VAN LEYEN                        (949)                      623-9300
-------------                  ------------------        -----------------------
  (Name)                          (Area Code)               (Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         BASED ON INFORMATION CURRENTLY AVAILABLE, THE REGISTRANT'S PRELIMINARY RESULTS OF OPERATIONS FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2007 INDICATE THAT AFTER TAKING INTO ACCOUNT THE CORRECTIONS DESCRIBED IN PART III
ABOVE:

         * QUARTER ENDED JUNE 30, 2007 - THE REGISTRANT EXPECTS TO REPORT NET REVENUES OF $237,857, AN INCREASE OF 16% FROM THE $204,969 GENERATED DURING THE SAME QUARTER LAST YEAR. NET LOSS FOR THE QUARTER ENDED JUNE 30, 2007 IS EXPECTED TO BE $8,727,310, AN INCREASE OF $7,239,717 OVER THE NET LOSS IN THE COMPARABLE QUARTER OF THE PRIOR YEAR. FULLY-DILUTED LOSS PER SHARE IS EXPECTED TO BE $(0.15) FOR THE QUARTER ENDED JUNE 30, 2007, A CHANGE OF ($0.12) FROM THE FULLY-DILUTED PER SHARE LOSS RECORDED IN THE SAME QUARTER LAST YEAR BASED ON 58,225,795 AND 54,204,367 DILUTED SHARES OUTSTANDING IN THE QUARTERS ENDED JUNE 30, 2007 AND 2006, RESPECTIVELY. EXPECTED SECOND QUARTER 2007 NET LOSS REFLECTS LOSSES FROM OPERATIONS IN THE AMOUNT OF $1,629,897 AND A CHARGE TO OTHER INCOME IN THE AMOUNT OF $5,452,070 TO RECORD THE CHANGE IN THE FAIR VALUE OF OUR WARRANTS AND CONVERTIBLE DEBT FEATURES AND DEBT FINANCE AMORTIZATION EXPENSE OF $1,427,820.

         * SIX MONTHS ENDED JUNE 30, 2007 - THE REGISTRANT EXPECTS TO
REPORT NET REVENUES OF $400,628, AN INCREASE OF 3% FROM THE $387,264 GENERATED DURING THE SAME PERIOD LAST YEAR. NET LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2007 IS EXPECTED TO BE $39,726,411, AN INCREASE OF $36,747,543 OVER THE NET LOSS IN THE COMPARABLE PERIOD OF THE PRIOR YEAR. FULLY-DILUTED LOSS PER SHARE IS EXPECTED TO BE $(0.70) FOR THE SIX MONTHS ENDED JUNE 30, 2007, A CHANGE OF
$(0 65) FROM THE FULLY-DILUTED PER SHARE LOSS RECORDED IN THE SAME PERIOD LAST YEAR BASED ON 56,481,775 AND 54,204,367 DILUTED SHARES OUTSTANDING IN THE SIX MONTH PERIODS ENDED JUNE 30, 2007 AND 2006, RESPECTIVELY. EXPECTED NET LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2007 REFLECTS LOSSES FROM OPERATIONS IN THE AMOUNT OF $3,393,884 AND A CHARGE TO OTHER INCOME IN THE AMOUNT OF $24,326,278 TO RECORD THE CHANGE IN THE FAIR VALUE OF OUR WARRANTS AND CONVERTIBLE DEBT FEATURES, A COST OF FINANCING CHARGE OF $18,333,208, AS WELL AS A RESTRUCTURING CHARGE AND A RESTRUCTURING GAIN ON THE REGISTRANT'S EXTINGUISHMENT OF DEBT IN THE AMOUNT OF $2,089,284 AND $11,571,860, RESPECTIVELY, AND A DEBT FINANCE AMORTIZATION EXPENSE OF $2,731,922.

         THE FOREGOING NUMBERS ARE ESTIMATES AND MAY BE ADJUSTED AS THE REGISTRANT FINALIZES THE SUBJECT REPORT AND PREPARES ITS RESTATED FINANCIAL STATEMENTS.


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                        RAPTOR NETWORKS TECHNOLOGY, INC.
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: AUGUST 16, 2007                 By: /S/ BOB VAN LEYEN
      ---------------                     --------------------------------------
                                          BOB VAN LEYEN, CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.